82-1856

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

02015113

02 FEB 12 AM 8:21

January 8, 2002

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

SUPPL

To Whom It May Concern:

RE: African Metals Corporation (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on January 8, 2002. This release was sent to the Canadian Venture Exchange, BC Securities Commission and Canada Stockwatch.

Yours truly,

AFRICAN METALS CORPORATION

PROCESSED
FEB 25 2002
THOMSON FINANCIAL

Jennifer Nestoruk
Corporate Secretary

/jn
enclosure

dw 2/14

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

FOR IMMEDIATE RELEASE

January 8, 2002
12g3-2(b) Exemption #82-1856
Form 20-F File No. 0-29588
Trading Symbol: AFR

African Metals Initiates Program on Faraba Concession

VANCOUVER, BC – Willis W. Osborne, President of African Metals Corporation, is pleased to announce the start of a program of pitting and sampling on the 26 sq km Faraba concession, also known as the Duroussalam concession, which is located in western Mali, West Africa, approximately 45 km southeast of Kenieba. The final Arrete de la Miniere permit has recently been issued on this concession.

The program is designed to dig pits along and across various gold soil anomalies identified in a previous program to determine their cause. Results from that program defined a cluster of gold soil anomalies around what appears to be a multiple phase intrusive. An additional area of soils anomalous in gold is linear in nature and probably occurs along a fault. This anomaly extends for 5 km starting on the Faraba concession and extending north over the 44 sq km Faraba Nord concession, which is also held by the Company.

The program is in progress and sample results are expected within one month.

ON BEHALF OF THE BOARD OF DIRECTORS
OF AFRICAN METALS CORPORATION

"Signed"
Willis W. Osborne
President & Director